UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): March 31, 2011

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532   20-0865835
(Commission File Number)   (I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01. **Completion of Acquisition or Disposition of Assets**

On March 31, 2011, Ashland Inc. ("Ashland") completed the sale of substantially all of the assets of the global distribution business conducted by the segment of Ashland known as "Ashland Distribution" to Nexeo Solutions, LLC, formerly known as TPG Accolade, LLC ("Nexeo") pursuant to the terms of the Agreement of Purchase and Sale, dated November 5, 2010, and the Amendment Agreement, dated March 31, 2011 (the "Amendment Agreement"). Attached are the Amendment Agreement as Exhibit 10.1 and the required pro forma financial information as Exhibit 99.1.

Item 8.01. **Other Events**

In connection with the sale by Ashland of the Ashland Distribution business to Nexeo referenced in Item 2.01 above, Ashland paid down approximately $350 million in principal under the Term Loan A facility due 2014 and the revolving credit facility outstanding under Ashland's Senior Credit Agreement, dated as of March 31, 2010, with Bank of America, N.A., as Administrative Agent, The Bank of Nova Scotia, as Syndication Agent, and the other Lenders party thereto.

Item 9.01. **Financial Statements and Exhibits**

Set forth below are the Amendment Agreement and the pro forma financial information relating to the completed sale described above that are required to be filed as part of this Form 8-K:

(b)   Pro Forma Financial Information

Unaudited condensed pro forma consolidated balance sheet as of December 31, 2010 and unaudited condensed pro forma statements of consolidated income for the three months ended December 31, 2010 and the years ended September 30, 2010, September 30, 2009 and September 30, 2008 are filed as Exhibit 99.1 and incorporated by reference herein.

(d)   Exhibits

10.1   Amendment Agreement by and between Ashland and Nexeo, dated March 31, 2011.

99.1   Pro Forma Financial Information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

April 5, 2011	/s/ Lamar M. Chambers
	Lamar M. Chambers
	Senior Vice President and
	Chief Financial Officer

Exhibit Index

Exhibit	Description
10.1	Amendment Agreement by and between Ashland and Nexeo, dated March 31, 2011 (pursuant to Item 601(b)(2) of Regulation S-K, annexes to the Amendment Agreement have been omitted; annexes will be supplementally provided to the SEC upon request).
99.1	Pro Forma Financial Information.

EXHIBIT 10.1

AMENDMENT AGREEMENT

This Amendment Agreement ("Amendment Agreement") is made and entered into as of the 31st day of March, 2011 by and between Ashland Inc., a corporation organized under the laws of Kentucky, having its principal place of business at 50 East RiverCenter Boulevard, Covington, Kentucky 41012 ("Ashland"), and Nexeo Solutions, LLC, formerly known as TPG Accolade, LLC, a limited liability company organized under the laws of Delaware, having its principal place of business at 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102 ("Buyer").

WHEREAS, Ashland and Buyer have entered into that certain Agreement of Purchase and Sale, dated as of November 5, 2010 (the "Agreement"), and capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Agreement; and

WHEREAS, the parties hereto desire to amend the Agreement on the terms set forth in this Amendment Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and undertakings contained herein, the parties agree as follows:

Section 1. Amendments to Section 1.1.

(a) Section 1.1 of the Agreement is hereby amended by deleting the definition of "Accounts Payable" in its entirety and replacing it with the language set forth below:

""Accounts Payable" shall mean (i) all trade accounts payable and other payment obligations to suppliers of the Business (excluding intercompany trade accounts and notes payable to Ashland or any of its Affiliates other than the Assumed Intercompany Accounts Payable) and the obligation in respect of all security for such accounts and payment obligations, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered; (ii) all other accounts and notes payable of the Business (excluding intercompany accounts and notes payable to Ashland or any of its Affiliates other than the Assumed Intercompany Accounts Payable) and the obligation in respect of all security for such accounts and notes; and (iii) any obligations or Liability related to any of the foregoing, in each case excluding any such items that are excluded from Accounts Payable in accordance with the Closing Account Principles."

(b) Section 1.1 of the Agreement is hereby amended by deleting the definition of "Accounts Receivable" in its entirety and replacing it with the language set forth below:

""Accounts Receivable" shall mean (i) all trade accounts receivable and other rights to payment from customers (excluding intercompany trade accounts and notes receivable from Ashland or any of its Affiliates other than the Assumed Intercompany Accounts Receivable), in each case to the extent relating to the Business, and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Business; (ii) all other accounts and notes receivable of the Business (excluding (x) intercompany accounts and notes receivable from Ashland or any of its Affiliates other than the Assumed Intercompany Accounts Receivable and (y) the Barcelona Receivable) and the full benefit of all security for such accounts and notes; and (iii) any claims, remedies and other rights related to any of the foregoing, in each case excluding any such items that are excluded from Accounts Receivable in accordance with the Closing Account Principles."

(c) Section 1.1 of the Agreement is hereby amended by deleting the definition of "Implementing Agreements" in its entirety and replacing it with the language set forth below:

""Implementing Agreements" shall mean the business transfer agreements, the intellectual property transfer agreements/assignments, and all other agreements, documents and instruments to be executed by Ashland, the Asset Selling Corporations and Buyer, the Buyer Corporations or any of their respective Affiliates, at or after the Closing for the purpose of implementing the transfer and conveyance on the Closing Date, or as soon thereafter as can be effected, of the Conveyed Assets to Buyer or the Buyer Corporations by Ashland and the Asset Selling Corporations and/or the assumption by Buyer or the Buyer Corporations of the Assumed Liabilities."

(d) Section 1.1 of the Agreement is hereby amended by deleting the definition of "TOGC" in its entirety and replacing it with the language set forth below:

""TOGC" shall mean the transfer by Ashland or any Asset Selling Corporation of a totality of assets or part thereof (i) within the meaning of Articles 19 and 29 of the European Union Council Directive 2006/112/EC that is not subject to VAT by virtue of the relevant Tax Law of an EU member state implementing such article or (ii) that is not subject to VAT under any similar regime available in any jurisdiction outside the EU."

(e) Section 1.1 of the Agreement is hereby amended by deleting the definition of "VAT" in its entirety and replacing it with the language set forth below:

""VAT" shall mean (i) any value-added Tax imposed on the supply of goods and services by any member state of the EU in accordance with the European Union Directive 2006/112/EC (or under any other rules, regulations, orders or instruments authorized by that Directive), as amended from time to time, or (ii) any similar value-added Tax imposed by any jurisdiction outside the EU."

(f) Section 1.1 of the Agreement is hereby amended by inserting the language set forth below in appropriate alphabetical order:

""Barcelona Receivable" shall mean that certain claim in the amount of €505,319.32 granted by the Court of Esplugues de Llobregat in favor of Ashland Chemical Hispania S.L., an Affiliate of Ashland and an Asset Selling Corporation, against Explotaciones Sant Just S.A., the owner of the facility in Barcelona, Spain occupied by Ashland Chemical Hispania S.L. pursuant to a lease agreement between Explotaciones Sant Just S.A. as landlord and Ashland Chemical Hispania S.L. as tenant,

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in connection with damages sustained by Ashland Chemical Hispania S.L. due to a fire at such facility on May 4, 2009."

""Assumed Intercompany Accounts Payable" shall mean the intercompany trade accounts and notes payable of Affiliates of Ashland due to Ashland Nederland B.V. that relate exclusively to the Business and are listed on Schedule 1.1(f). For the avoidance of doubt, the aggregate amount of the Assumed Intercompany Accounts Payable shall be equal to the aggregate amount of the Assumed Intercompany Accounts Receivable."

""Assumed Intercompany Accounts Receivable" shall mean the intercompany trade accounts and notes receivables of Ashland Nederland B.V. from Affiliates of Ashland that relate exclusively to the Business and are listed on Schedule 1.1(f). For the avoidance of doubt, the aggregate amount of the Assumed Intercompany Accounts Receivable shall be equal to the aggregate amount of the Assumed Intercompany Accounts Payable."

""Mississauga Lease" shall mean the lease, dated as of the Closing Date, providing for Nexeo Solutions Canada Corp., an Affiliate of Buyer, to lease certain land and buildings owned by Ashland Canada Corp., an Affiliate of Ashland, in Mississauga, Ontario, Canada, as described more fully therein (such land and buildings, the "Mississauga Property"), from and after the Closing on the terms and conditions set forth therein."

""Specified Landlord" shall have the meaning set forth in Schedule 2.3(d)."

""Specified Lease Agreements" shall have the meaning set forth in Schedule 2.3(d)."

""Specified Premises" shall have the meaning set forth in Schedule 2.3(d)."

""Specified Property Report" shall have the meaning set forth in Schedule 2.3(d)."

Section 2. Amendment to Section 1.2. Section 1.2 of the Agreement is hereby amended by deleting the index of defined terms in its entirety and replacing it with the index set forth below:

Term	Location
Accounts Receivable Securitization Facility	Section 7.1(d)
Acquisition Transaction	Section 7.15
Actuarial Mediator	Section 2.11(c)
Adjusted Purchase Price	Section 2.8(d)
Aggregate Cap	Section 9.6(d)
Alternate Financing	Section 7.6(c)
ASC Transferred Employee	Section 7.5(c)
Ashland	Preamble
Ashland Indemnitees	Section 9.2

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Term	Location
EU	Section 7.5(b)(ii)
European Employee	Section 7.5(b)(ii)
European Transferred Employee	Section 7.5(b)(ii)
Exchange Offer	Section 7.6(g)
Exchange Offer Registration Statement	Section 7.6(g)
Excluded Assets	Section 2.4(a)
FCPA	Section 5.20(a)
Fee Letter	Section 6.4(b)
Financial Statements	Section 5.5
Financing	Section 6.4(a)
FIRPTA Affidavits	Section 7.4(d)
Fleet Vehicle Leases	Section 2.2(d)
Fleet Vehicles	Section 2.2(b)
Former Employees	Section 7.5(g)
Fee Letter	Section 6.4(b)
Foreign Jurisdictions	Section 7.16
Fundamental Representations	Section 9.5(c)
Governmental Competition Authority	Section 7.2(a)
Indemnified Party	Section 9.3(a)
Indemnifying Party	Section 9.3(a)
Independent Accountant	Section 2.8(c)
Interim Period	Section 3.1(b)(vi)
ISRA	Section 7.1(a)
Local Closing	Section 3.1(b)
Local Closing Date	Section 3.1(b)
Local Closing Notice	Section 3.1(b)(iii)
Leased Real Property	Section 5.8(b)
Lenders	Section 6.4(a)
Loss or Losses	Section 9.1
Master Trip Lease	Section 7.17
Material Contracts	Section 5.9(a)
Mexican Employee	Section 7.5(c)
Montreal Employees	Section 7.5(b)(ii)
Montreal Facility	Section 2.3(f)
Montreal Lease	Section 2.3(f)
Montreal Transfer Date	Section 7.5(b)(ii)
Net Cash Flow Amount	Section 3.1(b)(ix)(C)
Net Cash Flow Statement	Section 3.1(b)(ix)(C)
NJDEP	Section 7.1(a)
Non-Transferred Employees	Section 7.7(g)
Operating Income	Section 7.7(h)
Owned Real Property	Section 5.8(a)
Paying Party	Section 2.8(e)
Post-Closing Ashland Employees	Section 7.7(g)

Term	Location
Post-Closing Hires	Section 7.7(g)
Post-Closing Solicited Employee	Section 7.7(g)
Purchase Price	Section 2.7
Purchase Price Cap	Section 9.6(e)
Real Property Leases	Section 5.8(b)
Receiving Party	Section 2.8(e)
Registered Notes	Section 7.6(g)
Resolution Period	Section 2.8(c)
Retained Employee Liabilities	Section 7.5(g)(iii)
Retained Indebtedness	Section 2.6(i)
Retained Liabilities	Section 2.6
Retained Names	Section 7.14(a)
Retained Tax Liabilities	Section 2.6(c)
Retention Period	Section 7.4(a)(ii)
Required Information	Section 7.6(d)
Russia Consideration Amount	Section 2.7
Russian Employee	Section 7.5(c)
Russian Employment Agreement	Section 7.5(c)
Sale Agreement	Section 7.1(d)
Sale Notice	Section 3.1(vii)
Self-Manufactured Chemicals	Section 7.7(h)
Seller 401(k) Plan	Section 7.5(l)
Seller Entity Allocation	Section 2.9
Separation Benefits	Section 7.5(f)
Shared Contract	Section 2.3(c)
Specified Consent	Section 2.3(d)
Sponsor Fund	Section 6.4(a)
Sponsor Guarantee	Section 6.8
TAA	Section 7.1(d)
Tangible Personal Property	Section 2.2(c)
Tangible Personal Property Leases	Section 2.2(d)
Target Net Working Capital	Section 2.8(d)
Thermoplastics	Section 7.7(g)
Third Party Chemicals	Section 7.7(h)
Third Party Claim	Section 9.4(a)
Third Party Non-Chemicals	Section 7.7(h)
Third Party Thermoplastics	Section 7.7(h)
Title and Survey Information	Section 7.6(d)
Transfer Taxes	Section 7.4(c)
Transferred Employees	Section 7.5(c)
Transferred Plan Assets	Section 2.2(l)
Underlying Data	Section 2.11(a)
Unfunded Liability Disputed Item	Section 2.11(b)
Unfunded Liability Paying Party	Section 2.11(e)

[[3264605]]

Term	Location
Unfunded Liability Receiving Party	Section 2.11(e)
Unfunded Liability Resolution Period	Section 2.11(c)
Unfunded Liability Statement	Section 2.11(a)
Union Contracts	Section 5.18(c)
Unregistered Notes	Section 7.6(g)

Section 3. Amendments to Section 2.3.

(a) Section 2.3 of the Agreement is hereby amended by adding the language set forth below as a new Section 2.3(d):

> "(d) An executed consent letter from the Specified Landlord with respect to the assignment of the Specified Lease Agreements has been requested, substantially in the form attached hereto as Exhibit A to Schedule 2.3(d) (the "Specified Consent"). Ashland and Buyer hereby agree that, if the Specified Consent is received from the Specified Landlord, (a) the parties shall share the cost of conducting the Specified Property Report equally and (b) the cost of performing any Required Action (as defined in the Specified Consent) shall be subject to the terms and conditions of this Agreement; *provided* that, to the extent the cost of any Required Action would otherwise constitute an Other Retained Remediation Liability subject to indemnification by Ashland under the terms of this Agreement, (x) Ashland's liability thereunder shall not be subject to the dollar amount thresholds under Section 9.6(c)(ii) and (y) any such cost shall in no case be aggregated for the purposes of meeting the $5,000,000 threshold under Section 9.6(c)(ii); *provided further*, that notwithstanding anything to the contrary, in no case shall any Required Action be deemed to include any obligations under Environmental Law arising out of or relating to the closure of any facility, or the cessation of any operations, at the Specified Premises or any other activities that are not required to be completed as of the Closing Date."

(b) Section 2.3 of the Agreement is hereby amended by adding the language set forth below as a new Section 2.3(e):

> "(e) Notwithstanding anything herein to the contrary, Ashland and Buyer agree that the Fleet Vehicle Leases described in Schedule 2.3(e) shall not be transferred to a Buyer Corporation until, with respect to each such lease, the earlier to occur of (i) April 30, 2011 and (ii) the date that Buyer or a Buyer Corporation shall deliver a guarantee of such Buyer Corporation's lease obligations to the applicable lessor. Buyer shall use reasonable best efforts to deliver all such guarantees as soon as possible after the date hereof and in any event shall deliver each such guarantee not later than April 30, 2011. During the interim period between the Closing Date and the date that the Fleet Vehicle Leases transfer to a Buyer Corporation in accordance with the first sentence of this Section 2.3(e), Buyer agrees to promptly reimburse Ashland for the costs incurred by Ashland or its Affiliates under such Fleet Vehicle Leases."

[[3264605]]

(c) Section 2.3 of the Agreement is hereby amended by adding the language set forth below as a new Section 2.3(f):

"(f) Without limiting Section 2.3(a) above, each of Buyer and Ashland acknowledge that the consent of Devon Estates Limited, which is required in connection with the assignment of that certain Memorandum of Agreement of Lease dated September 4, 1997 (the "Montreal Lease") by and among Devon Estates Limited, as landlord, and Ashland Canada Corp., successor-in-interest to Ashland Chemical Canada Limited, as tenant, and Imperial Oil, for premises located at 10515 Notre Dame Street East, East Montreal, Quebec, Canada (the "Montreal Facility"), has not been obtained as of the Closing. Accordingly, notwithstanding anything to the contrary in this Agreement, Buyer shall not assume or otherwise accept a transfer of Ashland's interests, rights or obligations under the Montreal Lease, nor shall Buyer take or be required to take any action or assume any interest or obligation that would constitute an unlawful or invalid use of the Montreal Facility, as contemplated under Section 12.1 of the Montreal Lease, including without limitation the hiring of any personnel associated with or employed by Seller at or in connection with the Montreal Facility, unless and until (x) Buyer and Ashland obtain the prior written consent of Devon Estates Limited to the Transfer (as defined in the Montreal Lease) of the Montreal Lease by Ashland to Buyer as provided in Section 12 of the Montreal Lease or (y) Buyer and Ashland otherwise agree. Ashland hereby agrees, as contemplated by Section 2.3(a) of this Agreement, to continue to use its commercially reasonable efforts to endeavor to obtain the consent of Devon Estates Limited to the assignment of the Montreal Lease as contemplated by this Agreement and, upon obtaining such consent thereto, the Montreal Lease and any other interests or obligations that Buyer has elected not to take in accordance with the foregoing shall be assigned to Buyer."

Section 4. Amendment to Section 2.4. Section 2.4 of the Agreement is hereby amended by deleting clauses (xii) and (xiii) thereof in their entirety and replacing them with the language set forth below:

"(xii)   the Barcelona Receivable;

(xiii)   any other right or asset that is not a Conveyed Asset; and

(xiv)   any right, property or other asset that arises out of or relates exclusively to any Excluded Asset."

Section 5. Amendment to Section 2.7. Section 2.7 of the Agreement is hereby amended by adding the language set forth below to the end of the first sentence:

"; *provided, however*, that at the Closing, Buyer shall cause the Buyer Corporation established in Russia to pay to the Asset Selling Corporation in Russia an amount equal to the portion of the Purchase Price and an estimate of the Net Working Capital allocated to the Asset Selling Corporation in Russia pursuant to Section 2.9 (such amount, the "Russia Consideration Amount") in local currency, converted at the

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applicable Bloomberg Currency Composite Rate (London (CMPL)) (or any successor thereto) at 6 p.m., London time, on the date that is three (3) Business Days prior to the Closing Date. For the avoidance of doubt, the payment made by Buyer at the Closing on behalf of itself and as agent for the Buyer Corporations pursuant to this Section 2.7 shall be reduced to reflect the local payment of the Russia Consideration Amount, and the term "Purchase Price" shall be deemed to include the Russia Consideration Amount."

Section 6. Amendments to Section 2.8.

(a) Section 2.8(d)(i) of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"(i) The Purchase Price shall be increased by the amount by which the Net Working Capital as reflected in the Agreed Closing Account exceeds U.S.$454,000,000 (such amount, the "Target Net Working Capital") and the Purchase Price shall be decreased by the amount by which the Net Working Capital as reflected in the Agreed Closing Account is less than the Target Net Working Capital (the Purchase Price as so increased or decreased shall hereinafter be referred to as the "Adjusted Purchase Price")."

(b) Section 2.8(f) of the Agreement is hereby amended by replacing the reference to "4 p.m., London time" therein with "6 p.m., London time."

Section 7. Amendment to Section 2.9. Section 2.9 of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"Ashland and Buyer shall allocate the Purchase Price and the Target Net Working Capital among Ashland and the Asset Selling Corporations (the "Seller Entity Allocation") as set forth in Schedule 2.9. With respect to Ashland and each of the Asset Selling Corporations, within thirty (30) days following Closing, Buyer shall provide to Ashland a proposed allocation of the Purchase Price among the categories of Conveyed Assets. Within ten (10) days after the receipt of such allocation, Ashland shall propose to Buyer any changes to such allocation or otherwise shall be deemed to have agreed with such allocation (the "Asset Allocations"). Buyer's proposal shall be in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (or similar state or foreign Tax laws) and Buyer and Ashland shall cooperate in good faith to mutually agree to the Asset Allocations. Following the final determination of the Adjusted Purchase Price in accordance with Section 2.8(d) and the Unfunded Liability in accordance with Section 2.11, Buyer and Ashland shall cooperate in good faith to mutually agree on adjustments to the Seller Entity Allocation and the Asset Allocation, which adjustments shall be determined on a basis consistent with the methodology used to prepare the allocation of the Purchase Price and the Target Net Working Capital as set forth in Schedule 2.9. Each of Ashland and the Asset Selling Corporations and their respective Affiliates, on the one hand, and each of Buyer, the Buyer Corporations and their respective Affiliates, on the other, shall (i) be bound by the Seller Entity Allocation and the agreed upon Asset Allocations for purposes of determining any Taxes, (ii) prepare

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and file its Tax Returns on a basis consistent with such allocations and (iii) take no position inconsistent with such allocations on any applicable Tax Return or in any Proceeding before any Governmental Authority or otherwise."

Section 8. Amendment to Section 2.10. Section 2.10 of the Agreement is hereby amended by adding the language set forth below to the end of the Section:

"In the event of any conflict between the terms of this Agreement and any Implementing Agreements (including the business transfer agreements) executed and delivered at or after the Closing, the provisions of this Agreement shall control. Ashland and Buyer agree that the Implementing Agreements (including the business transfer agreements) are not intended to, and shall not be construed in any way to, enhance, modify or decrease any of the rights or obligations of Ashland or Buyer as set forth in this Agreement."

Section 9. Amendment to Section 2.11(f). Section 2.11(f) of the Agreement is hereby amended by replacing the reference to "4 p.m., London time" therein with "6 p.m., London time."

Section 10. Amendments to Section 3.1.

(a) Section 3.1(b) of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"(b)   (i) Notwithstanding anything herein to the contrary, the parties hereby acknowledge and agree that it is not practicable to convey the portion of the Business in China and Singapore (collectively, the "Deferred Jurisdictions") to the applicable Buyer Corporations on the Closing Date, and as a result, the transfer of the Conveyed Assets and assumption of the Assumed Liabilities in the Deferred Jurisdictions (such Conveyed Assets and Assumed Liabilities, collectively, the "Deferred Businesses") will not occur on the Closing Date, but shall instead occur after the Buyer Corporations in China have been formed, the material authorizations and registrations in connection therewith are complete, and Ashland's IT systems are able to support the business operations in the Deferred Jurisdictions as contemplated by the Transition Services Agreement, or otherwise in accordance with the terms of this Section 3.1(b). The parties shall use reasonable best efforts to ensure that, subject to Section 3.1(b)(iii) below, the transfer of the Deferred Businesses (the "Local Closing") occurs as soon as reasonably practicable after the Closing Date (the date on which the Local Closing occurs, the "Local Closing Date") in accordance with this Section 3.1(b). For the avoidance of doubt, the Closing Date shall not be delayed as a result of the deferred closing of the Deferred Businesses and there shall be no change in the amount paid at the Closing pursuant to Section 2.7 as a result of the Local Closing.

(ii)   At the Local Closing, Ashland and the Asset Selling Corporations, on the one hand, and Buyer and the Buyer Corporations, on the other hand, shall execute and deliver the business transfer agreements pertaining to the Deferred Jurisdictions (in substantially the forms agreed by Ashland and Buyer as of the Closing) and any additional Implementing Agreements as are necessary for the conveyance of the Deferred Businesses on the Local Closing Date in accordance with Section 2.10.

(iii) The Local Closing will take place on the last Business Day of the month in which Buyer provides notice (the "Local Closing Notice") to Ashland that the Buyer Corporations in China have been formed and the material authorizations and registrations in connection therewith are complete (provided that Ashland thereafter notifies Buyer that Ashland's IT systems will then be able to support the business operations in the Deferred Jurisdictions as contemplated by the Transition Services Agreement), which the parties anticipate will be within two months after the Closing Date; *provided, however,* that unless otherwise agreed by Ashland and Buyer, (x) if the Local Closing Notice is delivered after the 15th day of the calendar month, then the Local Closing will occur at the end of the next calendar month and (y) the Local Closing shall not occur on the last Business Day of June 2011; *provided further*, that in the case of clause (y), the Local Closing shall instead occur on the last Business Day of July 2011. Notwithstanding any other provision of this Section 3.1(b), if the Local Closing has not occurred on or prior to December 31, 2011, then Ashland or the applicable Asset Selling Corporations may at any time, by delivery of written notice to Buyer, elect to liquidate the Conveyed Assets and the Assumed Liabilities in the Deferred Jurisdictions; *provided* that Ashland or such Asset Selling Corporations shall remit the net proceeds (*i.e.*, the purchase price paid for the Deferred Businesses less any transaction costs, including reasonable attorneys' and other advisors' fees) from such liquidation to Buyer and shall conduct the liquidation in a manner consistent with the way that Ashland would conduct such liquidation if it were liquidating such Conveyed Assets and Assumed Liabilities for its own account.

(iv) Notwithstanding that legal title to the Deferred Businesses will not be transferred to Buyer on the Closing Date, all provisions of this Agreement (including the calculation of Net Working Capital, the Closing Date Amount and the Adjusted Purchase Price pursuant to Section 2.8 and the indemnification provisions set forth in Article 9) shall apply to the parties as though the transfer of the Conveyed Assets and assumption of the Assumed Liabilities had occurred at the Closing, except to the extent otherwise expressly provided in this Section 3.1(b). The parties agree that the Transition Services Agreement to be executed on the Closing Date will include services and fees pertaining to the Deferred Jurisdictions, but notwithstanding the inclusion of such services and fees in the Transition Services Agreement on the Closing Date, no services shall be provided by Ashland or its Affiliates and no fees shall be paid by Buyer or its Affiliates under the Transition Services Agreement with respect to the Deferred Jurisdictions during the Interim Period, but shall instead commence on the Local Closing Date.

(v) Neither Ashland nor any Asset Selling Corporation makes any representation or warranty of any kind whatsoever, whether express or implied, at Law or in equity, with respect to the Deferred Businesses, other than as set forth in Article 5 of this Agreement and then only as of the date of this Agreement and as of the Closing Date, in accordance with the terms of this Agreement.

(vi)   Except as otherwise contemplated by this Section 3.1(b), during the period from (but not including) the Closing Date through (and including) the Local Closing Date (the "Interim Period"), the Deferred Businesses will be operated on a basis consistent with past practice or, unless prohibited by applicable Law, otherwise in such manner as Buyer shall reasonably request and Ashland's pre-Closing obligations pursuant to Section 7.13 will continue in force with respect to the Deferred Businesses until the Local Closing occurs. Buyer and Ashland will, and will cause their respective Affiliates to, use commercially reasonable efforts to minimize any Liability for Taxes resulting from the deferred closing of the Deferred Businesses.

(vii)   With effect from the Closing Date, Buyer hereby grants Ashland and its Affiliates a non-exclusive, royalty free license to use the "Nexeo" name and any other Intellectual Property Rights required to enable Ashland and the Asset Selling Corporations to operate the Deferred Businesses in the Deferred Jurisdictions during the Interim Period in accordance with this Section 3.1(b). Such license will automatically terminate upon the later of (x) the Local Closing Date or (y) the liquidation by Ashland of all Conveyed Assets and Assumed Liabilities in the Deferred Jurisdictions pursuant to Section 3.1(b)(iii). For the avoidance of doubt, neither Ashland nor any of its Affiliates shall have any obligation to operate the Deferred Businesses under the "Nexeo" name.

(viii)   (A)   On the Local Closing Date, Buyer shall cause the Buyer Corporations in China to pay to the Asset Selling Corporations in China an aggregate amount equal to the portion of the Consideration allocated to the Asset Selling Corporations in China pursuant to Section 2.9 (such amount, the "China Consideration Amount") in local currency, converted at the applicable Bloomberg Currency Composite Rate (London (CMPL)) (or any successor thereto) at 6 p.m., London time, on the date that is three (3) Business Days prior to the Local Closing Date, or such other date as Ashland and Buyer may agree to be appropriate for such calculation. Such amount shall be paid in immediately available funds by wire transfer in accordance with written instructions given by Ashland to Buyer not less than two (2) Business Days prior to the Local Closing Date or such later time as may be agreed by Ashland and Buyer.

(B)   Promptly following receipt by the Asset Selling Corporations in China of the payment contemplated by sub-clause (A) above, Ashland shall pay, for itself and as agent for the Asset Selling Corporations, to Buyer, for itself and as agent for the Buyer Corporations, an amount equal to the China Consideration Amount in U.S. Dollars. Such amount shall be paid in immediately available funds by wire transfer in accordance with written instructions given by Buyer to Ashland not less than two (2) Business Days prior to the Local Closing Date or such later time as may be agreed by Ashland and Buyer.

(ix)   (A)   During the Interim Period, the Deferred Businesses will be held for Buyer's (or its designated Affiliate's) benefit and account and will be managed and operated by Ashland and its Affiliates for Buyer's (or its designated Affiliate's) benefit and account, with all gains, income, losses, Taxes and Tax benefits or other items generated to be for Buyer's (or its designated Affiliate's) account in accordance with applicable Law.

(B)   Within fifteen (15) Business Days after the end of each calendar month during the Interim Period (including, for the avoidance of doubt, the calendar month in which the Local Closing occurs), Ashland will provide Buyer with a balance sheet, income statement and statement of cash flows for the Deferred Businesses with respect to the month in question.

(C)   Within sixty (60) days after the Local Closing Date, Ashland will provide Buyer with a statement setting forth the Net Cash Flow Amount (such statement, the "Net Cash Flow Statement") for the Deferred Businesses with respect to the Interim Period, prepared in accordance with the Closing Account Principles. For purposes of this Section 3.1(b)(ix), "Net Cash Flow Amount" shall mean the aggregate of the following, to the extent resulting from or relating to the Deferred Businesses during the Interim Period: (i) the profit or loss (after tax), plus or minus (as the case may be) (ii) the change in Net Working Capital, minus (iii) capital expenditures, plus (iv) depreciation, but (v) disregarding any interest income or expense. An illustrative statement setting forth the methodology for calculating the Net Cash Flow Amount, based on the estimated historical net cash flow of the Business in the Deferred Jurisdictions during the first fiscal quarter of 2011, is set forth on Schedule 3.1(b)(ix).

(D)   Buyer may dispute the Net Cash Flow Amount or the line items reflected in the Net Cash Flow Statement (each, a "Deferred Jurisdiction Disputed Item"), but only on the basis of (x) mathematical errors or (y) the Net Cash Flow Amount not being calculated in accordance with this Section 3.1(b)(ix); *provided, however*, that in each case Buyer shall notify Ashland in writing of each Deferred Jurisdiction Disputed Item, and specify in reasonable detail the amount thereof in dispute and the basis therefor, within thirty (30) days after the Net Cash Flow Statement has been received by Buyer. The failure by Buyer to provide a notice of Deferred Jurisdiction Disputed Items to Ashland within such period will constitute Buyer's final and binding acceptance of the Net Cash Flow Statement.

(E)   If a notice of Deferred Jurisdiction Disputed Items shall be timely delivered pursuant to sub-clause (D), Ashland and Buyer shall, during the ten (10) Business Days following the date of such delivery (the "Deferred Jurisdiction Resolution Period"), negotiate in good faith to resolve the Deferred Jurisdiction Disputed Items. If, during the Deferred Jurisdiction Resolution Period, the parties reach an agreement, such agreement shall be evidenced in writing and the Net Cash Flow Statement (as revised pursuant to such written agreement) shall become final and binding on the date of such agreement. If, during the Deferred Jurisdiction Resolution Period, the parties are unable to reach agreement, Ashland and Buyer shall refer all unresolved Deferred Jurisdiction Disputed Items to the Independent Accountant. The Independent Accountant shall make a determination, acting as an expert and not as an arbitrator, with respect to unresolved

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Deferred Jurisdiction Disputed Items within thirty (30) days after its engagement by Ashland and Buyer, which determination shall be made in accordance with the rules set forth in this Section 3.1(b)(ix). The Independent Accountant shall deliver to Ashland and Buyer, within such thirty (30) day period, a report setting forth (x) its adjustments, if any, to the Net Cash Flow Statement and (y) the calculations supporting such adjustments. Such report shall be final, conclusive and binding on the parties. Ashland and Buyer shall share equally all costs incurred in connection with the engagement of the Independent Accountant.

(F)   If the Net Cash Flow Amount is a positive number, then Ashland, for itself and as agent for the Asset Selling Corporations, shall pay to Buyer, for itself and as agent for the Buyer Corporations, an amount equal to the Net Cash Flow Amount. If the Net Cash Flow Amount is a negative number, then Buyer, for itself and as agent for the Buyer Corporations, shall pay to Ashland, for itself and as agent for the Asset Selling Corporations, an amount equal to the absolute value of the Net Cash Flow Amount.

(G)   All payments to be made under paragraph (F) will be paid by the party obligated to make such payment under this Section 3.1(b) (the "Deferred Jurisdiction Paying Party") to the other party (the "Deferred Jurisdiction Receiving Party"), for itself and as agent for its Affiliates, within ten (10) days after the final determination of the Net Cash Flow Amount, in dollars by wire transfer of immediately payable funds, in accordance with written instructions given by the Deferred Jurisdiction Receiving Party to the Deferred Jurisdiction Paying Party (which instructions shall be provided by the Receiving Party promptly, and no later than eight (8) days, after the final determination of the Net Cash Flow Amount (or such later time as may be agreed by Ashland and Buyer), together with interest on such amount from the Local Closing Date to the date of such payment, at a rate equal to the Interest Rate on such Local Closing Date.

(x)   With respect to each Employee who is primarily based in a Deferred Jurisdiction (a "Deferred Jurisdiction Employee") as of the Closing Date, (A) the Local Closing Date shall be deemed to be the Closing Date for all purposes of Section 7.5 of this Agreement and (B) any rights or obligations of the parties with respect to the Deferred Jurisdiction Employees pursuant to Section 7.5 of this Agreement that are said to be effective as of the Closing or the Effective Time shall be deemed to be effective as of the Local Closing Date. Ashland shall update Schedule 7.5(a) and, if applicable, Schedule 7.5(b), during the Interim Period to reflect any additional Deferred Jurisdiction Employees, new hires, retirements, resignations, dismissals and other employment terminations with respect to Deferred Jurisdiction Employees that may have occurred at any time during the Interim Period; *provided* that one such update shall occur within ten (10) to thirty (30) days prior to the Local Closing Date. The parties acknowledge that certain Transferred Employees (other than the Deferred Jurisdiction Employees) have roles and responsibilities pertaining to the operation of the Business in the Deferred Jurisdictions, and agree that such Transferred Employees may continue to have such roles and responsibilities during the Interim Period.

(xi)   For purposes of Sections 7.9(b), 7.10, 7.11 and 7.12, to the extent applicable to the Deferred Jurisdictions, all references to the Closing Date or the Effective Time shall be deemed to be references to the Local Closing Date.

(xii)   Ashland and its Affiliates will have no Liability to Buyer or any of its Affiliates arising out of the management or operation of any Deferred Business during the Interim Period other than for breach of this Agreement, gross negligence or willful misconduct, for which breach, gross negligence or willful misconduct Ashland and its Affiliates will indemnify Buyer Indemnitees; *provided, however*, that Ashland and its Affiliates will have no Liability for actions taken in accordance with the request or direction of Buyer or its Affiliates. Buyer agrees that the operation of the Deferred Businesses by Ashland and its Affiliates during the Interim Period in accordance with this Section 3.1(b) shall not be deemed a violation of the non-competition and non-solicitation provisions of Section 7.7.

(xiii)   Except (A) as set forth in Section 3.1(b)(xii) or (B) to the extent relating to or arising from a breach of this Agreement, gross negligence or willful misconduct by Ashland or its Affiliates, Buyer will reimburse Ashland and will indemnify and hold harmless Ashland and the Ashland Indemnitees from and against all Losses incurred or asserted as a result of Ashland's or its Affiliates' post-Closing direct or indirect ownership, management or operation of each Deferred Business, including the amount of any additional Taxes payable (or carried-forward Tax losses or credits consumed) by Ashland or its Affiliates (whether currently or in the future), after application of the terms of this Agreement, as a result thereof in excess of the amount of Taxes which would have been payable by Ashland or its Affiliates, after application of the terms of this Agreement, if each Deferred Business had been transferred to Buyer or its designated Affiliates on the Closing Date."

(b) Section 3.1 of the Agreement is hereby amended by adding the language set forth below as a new Section 3.1(c):

"(c) Buyer acknowledges that in order for Ashland to provide services following the Closing Date to Buyer as contemplated by the Transition Services Agreement, Ashland must retain ownership of and title to certain Conveyed Assets specified in the Transition Services Agreement during the term of the Transition Services Agreement. Notwithstanding anything herein to the contrary, Buyer agrees that Ashland shall retain ownership of and title to such Conveyed Assets during the term of the Transition Services Agreement; *provided* that, upon the termination of the Transition Service Agreement pursuant to the terms thereof, Ashland shall transfer and convey all right, title and interest in and to such Conveyed Assets to Buyer, free and clear of all Encumbrances, other than Permitted Encumbrances."

Section 11.   Amendment to Section 5.8(b). Section 5.8(b) of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"(b) "Leased Real Property" means (i) all leased real properties as set forth on Schedule 5.8(b)(i), which are subject to a leasehold interest in favor of Ashland or any Asset Selling Corporation and used in connection with the Business, (ii) any right of Buyer to occupy and use space, from and after Closing, pursuant to a license, sublicense or similar agreement, at the office buildings owned or leased by Ashland and located in Dublin, Ohio, Barendrecht, The Netherlands and Shanghai, China and (iii) any right of Buyer or a Buyer Corporation to occupy and use, from and after Closing, the Mississauga Property pursuant to the Mississauga Lease (collectively, "Real Property Leases"). Except as set forth in Schedule 5.8(b)(ii), (v) there are no Encumbrances on the Mississauga Property, except for Permitted Encumbrances and Scheduled Encumbrances, (w) there are no leased real properties (other than the Leased Real Property) which are subject to a leasehold interest in favor of Ashland or any Asset Selling Corporation that are used in connection with the Business, (x) to the Knowledge of Ashland, no Real Property Lease listed on Schedule 5.8(b)(i) has been modified or amended orally or in writing, (y) each of the Real Property Leases is valid and binding on Ashland, if Ashland is a party thereto, and any Asset Selling Corporation that is a party thereto and, to the Knowledge of Ashland, each other party thereto, and is in full force and effect and (z) neither Ashland nor any Asset Selling Corporation is in breach of or default under any Real Property Lease, the consequences of which, individually or in the aggregate, would have a Material Adverse Effect."

Section 12. Amendments to Section 7.4.

(a) Section 7.4(a) of the Agreement is hereby amended by adding the language set forth below as a new Section 7.4(a)(iv):

"(iv) On the Closing Date, Buyer shall execute a power of attorney granting Ashland the right, from and after the Closing, to appear and represent Buyer in connection with the matters described therein. The fees incurred by Ashland in connection with the retention of local counsel to pursue such Tax matters will be borne 50% by Buyer and 50% by Ashland. Ashland shall not enter into any agreement or settlement with respect to the matters covered by such power of attorney that affect Taxes for which Buyer is responsible (in whole or in part) without Buyer's written consent (not to be unreasonably withheld). For the avoidance of doubt, nothing in this Section 7.4(a)(iv) shall be construed to alter or modify the allocation of Taxes between the parties pursuant to the terms of this Agreement."

(b) Section 7.4(c)(i) of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"(i) All recoverable and non-recoverable transfer, documentary, sales, use, stamp, registration, and other similar Taxes, and all conveyance fees, recording charges and

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other fees and charges (such Taxes, fees and charges, including any penalties or interest but excluding VAT, "Transfer Taxes") incurred in connection with the consummation of the transactions contemplated by this Agreement, the Implementing Agreements and the Transition Agreements, as well as the costs of (x) determining the amount of Transfer Taxes payable in each jurisdiction in which any Conveyed Assets are transferred to, and any Assumed Liabilities are assumed by, Buyer or the applicable Buyer Corporation, (including the costs incurred by Ashland in connection with its retention of Deloitte Tax LLP to make such determination) and (y) the filing of all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, shall be borne and paid when due 50% by Buyer and 50% by Ashland, and Ashland and Buyer shall file all necessary Tax Returns and other documentation required to be filed by it with respect to all such Taxes, fees and charges, and, if required by applicable Law, the parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation."

Section 13. Amendments to Section 7.5.

(a) Section 7.5(b)(ii) of the Agreement is hereby amended by adding the language set forth below to the end of the Section:

"Notwithstanding anything herein to the contrary, the parties agree that the employment and related rights and obligations of any Employee associated with or employed by Ashland or an Asset Selling Corporation at or in connection with the Montreal Facility (the "Montreal Employees") shall not transfer to Buyer unless and until either of the conditions set out in Section 2.3(f)(x) or Section 2.3(f)(y) is fulfilled (the "Montreal Transfer Date"), at which time the employment of the Montreal Employees shall transfer to Buyer by operation of law."

(b) Section 7.5(c) of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"(c) Offers of Employment. Buyer shall, or shall cause a Buyer Corporation to, make offers of at-will (to the extent permitted by applicable Law) employment to the Employees in accordance with the provisions of this Section 7.5, at least thirty (30) days prior to the Closing Date (or such longer period required by applicable Law or the terms of any Union Contract), with such employment to be effective as of the Closing (or such later date as provided in Section 7.5(e)). Any such offer of employment shall be for a position that is comparable to the type of position held by such Employee immediately prior to the Closing Date and shall be made on terms and conditions sufficient to avoid statutory, contractual, common law or other severance obligations, other than where such severance is automatic pursuant to applicable Law or the terms of any Union Contract. Each Employee (other than a European Employee) who accepts the offer of employment, including offers described in Section 7.5(e), from Buyer or a Buyer Corporation, is referred to herein as an "ASC Transferred Employee". ASC Transferred Employees and European Transferred Employees are referred to collectively herein as "Transferred Employees". Except as otherwise specifically provided in this Article VII or to the extent

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required by applicable Law, effective as of the Effective Time (or such later date on which a Transferred Employee commences employment with Buyer or a Buyer Corporation), the Transferred Employees shall cease all active participation in and accrual of benefits under the Seller Benefit Plans. Notwithstanding the foregoing, (i) any failure of any offer of employment made to an Employee primarily based in Russia (each, a "Russian Employee") to comply with the timing requirements set forth in this Section 7.5(c) shall not be a breach of this Section, provided that (x) prior to the Closing Date each Russian Employee (1) executes a release of claims in favor of Ashland and any applicable Asset Selling Corporation in accordance with Russian law and in a form reasonably satisfactory to Ashland releasing Ashland and the Asset Selling Corporations from any and all claims arising from the failure to timely inform and consult with such Russian Employee, (2) is provided with a draft of an employment agreement with Buyer or a Buyer Corporation in substantially final form (a "Russian Employment Agreement") and (3) executes and returns to Buyer such Russian Employment Agreement, and (y) Buyer or a Buyer Corporation executes each Russian Employment Agreement on or immediately prior to the Closing Date and (ii) any failure of any offer of employment made to an Employee primarily based in Mexico (each, a "Mexican Employee") to comply with the timing requirements set forth in this Section 7.5(c) shall not be a breach of this sentence, provided that Buyer or a Buyer Corporation make offers of at-will (to the extent permitted by applicable Law) employment to each Mexican Employee in accordance with the provisions of this Section 7.5, at least twenty three (23) days prior to the Closing Date, with such employment to be effective as of the Closing (or such later date as provided in Section 7.5(e))."

(c) Section 7.5(k) of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"(k) In the case of any Employee referred to in Section 7.5(e), except as otherwise required by applicable Law or otherwise specifically provided in this Agreement, references to Closing Date in Sections 7.5(g) through (j) and Section 7.5(t) shall instead be deemed to refer to the date such Employee became a Transferred Employee."

(d) Section 7.5(l) of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"(l) 401(k) Plan. Effective as of the Closing Date, Buyer or a Buyer Corporation shall have in effect a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the "Buyer 401(k) Plan") providing benefits as of the Closing to the Transferred Employees participating in a Seller Benefit Plan that is a defined contribution plan with a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the "Seller 401(k) Plan") immediately prior to the Closing. As soon as practicable following (i) Buyer's or a Buyer Corporation's presentation to Ashland of the Buyer 401(k) Plan document and evidence reasonably satisfactory to Ashland that the proposed Buyer 401(k) Plan has been drafted to meet the necessary requirements for qualification under Section 401(a) of the Code

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and that the Buyer intends to file a determination letter application with respect to the Buyer 401(k) Plan on the next regularly scheduled cycle for such filing, and (ii) Ashland's or an Asset Selling Corporation's presentation to Buyer of evidence reasonably satisfactory to Buyer that the Seller 401(k) Plan meets the requirements for qualification under Section 401(a) of the Code, Ashland or an Asset Selling Corporation shall cause to be transferred to the Buyer 401(k) Plan the assets and liabilities from the Seller 401(k) Plan for the Transferred Employees in accordance with applicable requirements of the Code. Such transfer or transfers shall consist of all applicable assets, including, without limitation, cash, cash equivalents, transfers in kind or participant loan receivables equal to all the accrued benefit liabilities in the Seller 401(k) Plan for the Transferred Employees and their respective beneficiaries, including accrued benefit liabilities arising under any applicable qualified domestic relations order. Buyer or a Buyer Corporation shall direct the trustee of the Buyer 401(k) Plan to accept each transfer of assets and liabilities from the Seller 401(k) Plan. In order to implement this Section 7.5(l), the parties shall cooperate in the exchange of information, the notification of Transferred Employees and the preparation of any documentation required to be filed with any Governmental Authority. Buyer and any Buyer Corporation shall cooperate with Ashland and the Asset Selling Corporations in effecting a transition of all outstanding 401(k) loans of Transferred Employees in a manner designed to prevent a deemed distribution from the Seller 401(k) Plan. Upon completion of each trust-to-trust transfer of the Transferred Employees' partial or full account balances, as described in this Section 7.5(l) and as may be necessary to complete the transfer of all assets and liabilities, Buyer or a Buyer Corporation and Buyer's 401(k) Plan shall be fully responsible for all benefits relating to past service of such Transferred Employee and none of Ashland, the Asset Selling Corporations and Seller's 401(k) Plan shall have any liability whatsoever with respect to such benefits. Buyer or a Buyer Corporation shall administer the accounts of Transferred Employees in the Buyer 401(k) Plan in accordance with all applicable requirements of the Code. After the Closing Date, upon the commencement of employment of any Inactive Employee or Post-Closing Solicited Employee with Buyer or a Buyer Corporation, Ashland or an Asset Selling Corporation shall cause to be transferred to the Buyer 401(k) Plan the assets and liabilities from the Seller 401(k) Plan for such Inactive Employee or Post-Closing Solicited Employee in accordance with applicable requirements of the Code."

(e) Section 7.5(n) of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"(n) Employee Consultations. Ashland and the Asset Selling Corporations shall fully comply with all of its or their obligations (however arising) to inform and consult with, and in respect of, the Employees of the Business, whether the same arises under a Union Contract or applicable Law. To the extent such communications occur in writing, Ashland and the Asset Selling Corporations will provide a copy to Buyer at the time such communications occur and will provide Buyer any written responses to said communications promptly after the time they are received. Buyer or Buyer's Affiliates shall fully comply with all of its or their obligations (however arising) to inform and consult with, and in respect of, the Employees of the Business, whether the same arises under a Union Contract or applicable Law. To the extent such communications occur in writing, Buyer and Buyer's Affiliates will provide a copy to Ashland at the time such communications occur and will provide Ashland any written responses to said communications promptly after the time they are received. Notwithstanding the foregoing, any failure by Ashland or an applicable Asset Selling Corporation to comply with its obligations to inform and consult with, and in respect of, any Russian Employee in accordance with Russian Law shall not be a breach of this Section 7.5(n)."

(f) Section 7.5 of the Agreement is hereby amended by adding the language set forth below as a new Section 7.5(t):

"(t) The parties hereby agree to follow the alternative procedure for United States employment Tax withholding as provided in Section 5 of Rev. Proc. 2004-53, I.R.B. 2004-34. Accordingly, Ashland and the Asset Selling Corporations shall have no United States employment Tax reporting responsibilities, and Buyer or a Buyer Corporation shall have full United States employment Tax reporting responsibilities, for Transferred Employees subject to United States employment Tax after the Closing Date."

(g) Section 7.5 of the Agreement is hereby amended by adding the language set forth below as a new Section 7.5(u):

"(u) Post-Closing Solicited Employees. For all purposes of this Section 7.5, upon commencement of employment with Buyer or a Buyer Corporation, Post-Closing Solicited Employees shall be deemed to be Transferred Employees. For the purposes of Section 7.5(g), upon commencement of employment with Buyer or a Buyer Corporation, Post-Closing Solicited Employees shall be deemed to be both Former Employees and Transferred Employees. With respect to each Post-Closing Solicited Employee, except as otherwise required by applicable Law or otherwise specifically provided in this Agreement, references to the Closing Date in Sections 7.5(g) through (j) and Section 7.5(t) shall instead be deemed to refer to the date such Post-Closing Solicited Employee commenced employment with Buyer or a Buyer Corporation. Any rights or obligations of the parties with respect to the Post-Closing Solicited Employees pursuant to this Section 7.5 that are stated as being effective as of the Closing or the Effective Time shall be deemed to be effective as of the date such Post-Closing Solicited Employee commenced employment with Buyer or a Buyer Corporation. As soon as reasonably practicable following the commencement of employment with Buyer or a Buyer Corporation by any (x) Post-Closing Solicited Employee or (y) Post-Closing Ashland Employee that commences employment with Buyer or a Buyer Corporation in the period beginning on the Closing Date and ending on the date 90 days following the Closing Date, Ashland shall provide to Buyer such information with respect to such individuals as may reasonably be requested by Buyer or a Buyer Corporation with respect to such individual's terms and conditions of employment and benefits entitlements including, without limitation, hire date, adjusted service date, sick leave balance, accrued vacation, and medical benefits and entitlements, subject in each case to any restrictions on the provision of such information pursuant to applicable Law; provided that Buyer and the Buyer Corporations shall bear any costs related to, and shall indemnify and hold harmless

Ashland and the Asset Selling Corporation from, any and all claims or liabilities that may arise from the act of providing such information."

Section 14. Amendment to Section 7.6. Section 7.6 of the Agreement is hereby amended by adding the language set forth below as a new Section 7.6(g):

"(g) Following the Closing, Buyer intends to conduct an exchange offer (the "Exchange Offer") to exchange the unregistered senior notes to be issued by Buyer to finance a portion of the Purchase Price (the "Unregistered Notes") for substantially identical notes that have been registered under the Securities Act of 1933 (the "Registered Notes"). In connection with the Exchange Offer, for a period of eighteen (18) months following the Closing, Ashland hereby agrees to use its reasonable best efforts to provide, and to cause its Affiliates to use reasonable best efforts to provide, all reasonable cooperation to provide Buyer with information in the possession of Ashland or such Affiliate that is required to be included in a registration statement on Form S-4 relating to the Exchange Offer (the "Exchange Offer Registration Statement"), including information necessary to prepare financial statements in compliance with Regulation S-X required to be included in the Exchange Offer Registration Statement; *provided* that such cooperation does not unreasonably interfere with the ongoing operations of Ashland or any of its Affiliates. Any information provided by Ashland in connection with the Exchange Offer Registration Statement shall be prepared in good faith. Buyer agrees that it shall promptly, upon request by Ashland, reimburse Ashland for all out-of-pocket costs and expenses (including attorneys' fees) incurred by Ashland or any of its Affiliates in connection with the cooperation of Ashland and its Affiliates and shall indemnify and hold harmless Ashland and its Affiliates and their respective directors, officers, employees and representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the provision of any information used in connection with the Exchange Offer or the Exchange Offer Registration Statement. Notwithstanding anything to the contrary contained herein, for the avoidance of doubt, Ashland and its Affiliates shall have no liability or obligation in connection with any interest, fees or other liabilities incurred by Buyer or its Affiliates in connection with the Unregistered Notes, the Registered Notes, the Exchange Offer or the Exchange Offer Registration Statement."

Section 15. Amendments to Section 7.7.

(a) Section 7.7(c) of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"(c) For the avoidance of doubt and notwithstanding anything to the contrary herein it shall be understood and agreed by the parties that Ashland or any of the Asset Selling Corporations may continue to engage in any business (other than the Business) that is conducted as of the Closing Date, including the right to market, package or distribute automotive lubricants, chemicals, appearance products, antifreeze for the automotive and truck after market; products that are primarily designed to modify the properties of aqueous systems; specialty chemical products and functional, process and

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water treatment chemistry to the paper, pulp, chemical, commercial and institutional, food and beverage, mining and municipal industries; and specialty chemicals and customized services to the building and construction, transportation, metal casting, packaging and converting and marine markets."

(b) Section 7.7(f) of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"(f) From and after the Closing for a period of two (2) years following the Closing, neither Ashland nor its Affiliates shall solicit for employment (whether as an employee, consultant or temporary employee) any Transferred Employee who is hired by Buyer; *provided, however*, that in each case this Section 7.7(f) shall not apply if (i) any such Transferred Employee has been terminated by Buyer or any of its Affiliates, (ii) any such Transferred Employee contacts Ashland or any of its Affiliates in response to a solicitation for employment made to the public in general, or other method not specifically directed toward any Transferred Employees or (iii) Ashland or any of its Affiliates is required to hire such Transferred Employees by applicable Law, collective bargaining agreement or works council agreement."

(c) Section 7.7(g) of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"(g) Except as set forth in Section 10 of the Transition Services Agreement, from and after the Closing for a period of two (2) years following the Closing, neither Buyer nor the Buyer Corporations shall solicit for employment (whether as an employee, consultant or temporary employee) any employee of Ashland or any of its Affiliates whether (i) employed by Ashland or any of its Affiliates as of the Closing Date and who is not a Transferred Employee (the "Non-Transferred Employees") or (ii) hired by Ashland or any of its Affiliates after the Closing Date (the "Post-Closing Hires" and collectively with the Non-Transferred Employees, the "Post-Closing Ashland Employees"); *provided, however*, that in each case this Section 7.7(g) shall not apply if (x) any such Post-Closing Ashland Employee has been terminated by Ashland or any of its Affiliates or (y) any such Post-Closing Ashland Employee contacts Buyer or any of the Buyer Corporations in response to a solicitation for employment made to the public in general, or other method not specifically directed toward any Post-Closing Ashland Employees. Notwithstanding the foregoing, Buyer or a Buyer Corporation may solicit for non-temporary employment any Post-Closing Ashland Employee; provided that such solicitations (a) are made exclusively to Post-Closing Ashland Employees who at the time of the solicitation are employed by Ashland or an Asset Selling Corporation and perform functions consistent with the described positions set forth in Schedule 7.7(g) or who are otherwise named in Schedule 7.7(g), (b) result in no more than one Post-Closing Ashland Employee accepting employment with Buyer or a Buyer Corporation with respect to each described position set forth in Schedule 7.7(g) and (c) occur only during the period beginning on May 1, 2011 and ending no later than the date 90 days following the Closing Date and result in any such Post-Closing Ashland Employees commencing employment with Buyer or a Buyer Corporation, if at all, on or prior to the date 90 days following the Closing Date (any such individual who accepts employment with Buyer or a Buyer Corporation pursuant to this sentence, a "Post-Closing Solicited Employee"). For the avoidance of doubt, the definition of Post-Closing Solicited Employee shall not include any individual falling within Section 7.7(g)(x) or (y) above."

Section 16. Amendment to Section 7.10. Section 7.10(b) of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"(b) To the extent that Ashland, any Asset Selling Corporation or any of their Affiliates, on the one hand, and Buyer, any Buyer Corporation or any of their Affiliates, on the other, (i) receives any payment to which the other party is entitled (including with respect to any Allocated Accounts Receivable), each of Buyer and Ashland agrees (A) to identify the proper recipient of such payment as promptly as practicable and (B) to promptly (and in any event, with respect to any such payment received during the 60-day period from and after the Closing Date, within the greater of (x) two Business Days following such receipt or (y) one Business Day after identifying such receipt as belonging to the other party) remit the proceeds to the designated bank account of Ashland or Buyer, as appropriate, and (ii) makes a payment to a third-party on behalf of the other party (including with respect to any Allocated Accounts Payable), each of Buyer and Ashland agrees (A) to identify the proper obligor of such payment as promptly as practicable and (B) to promptly (and in any event, with respect to any such payment made during the 60-day period from and after the Closing Date, within the greater of (x) two Business Days following such payment or (y) one Business Day after identifying such payment as the obligation of the other party) reimburse Ashland or Buyer, as applicable, by depositing an equal amount in the bank account designated by such reimbursed party, except with respect to any such receipt or payment as may be otherwise agreed by Buyer and Ashland."

Section 17. Amendment to Article 7. Article 7 of the Agreement is hereby amended by adding the language set forth below as a new Section 7.17:

"**Master Trip Lease Fees.** At or promptly after the Closing, Buyer and Ashland will enter into two Master Trip Lease Agreements (the "Master Trip Leases") in connection with certain Environmental Permits that were not able to be obtained by Buyer prior to the Closing Date. Notwithstanding anything to the contrary in the Master Trip Leases, Buyer shall pay the fees set forth in Schedule 7.17 with respect to the states set forth in such Schedule 7.17 for so long as either Master Trip Lease remains in effect with respect to such state."

Section 18. Amendment to Section 9.6(c). Section 9.6(c) of the Agreement is hereby amended by deleting the current text of the Section in its entirety and replacing it with the language set forth below:

"(c) Ashland shall not have any liability under Section 9.1(c) (i) for any Retained Remediation Liabilities (other than such liabilities relating to Off-Site Locations, which shall not be subject to the limitations of this Section 9.6(c)(i)) in excess of, on a cumulative basis, U.S. $75,000,000, or (ii) except as provided in Section 2.3(d), for any Other Retained Remediation Liabilities for any individual Loss (or series of connected Losses) hereunder unless such individual Loss (or series of connected Losses) exceeds U.S. $175,000 and, unless the aggregate of all such Losses for which Ashland would, but for this provision, be liable exceeds on a cumulative basis, U.S. $5,000,000 and if such amount is exceeded, Ashland shall be required to pay only the amount of such Losses which exceeds U.S. $5,000,000."

Section 19. Amendments to Disclosure Schedules.

(a) The Disclosure Schedules are hereby amended by adding the language attached hereto as Annex I as a new Schedule 1.1(f).

(b) The Disclosure Schedules are hereby amended by adding the language attached hereto as Annex II as a new Schedule 2.3(d).

(c) The Disclosure Schedules are hereby amended by adding the language attached hereto as Annex III as a new Schedule 2.3(e).

(d) The Disclosure Schedules are hereby amended by deleting Schedule 2.8(a) (other than Exhibit A thereto) and replacing it with the language attached hereto as Annex IV.

(e) The Disclosure Schedules are hereby amended by adding the language attached hereto as Annex V as a new Schedule 2.9.

(f) The Disclosure Schedules are hereby amended by adding the language attached hereto as Annex VI as a new Schedule 3.1(b)(ix).

(g) The Disclosure Schedules are hereby amended by deleting Schedules 5.8(a)(i), 5.8(a)(ii) and 5.8(b)(i) and replacing them with the language attached hereto as Annex VII.

(h) The Disclosure Schedules are hereby amended by deleting Exhibit B to Schedule 5.16(i) and replacing it with the language attached hereto as Annex VIII.

(i) The Disclosure Schedules are hereby amended by adding the language attached hereto as Annex IX as a new Schedule 7.7(g).

(j) The Disclosure Schedules are hereby amended by adding the language attached hereto as Annex X as a new Schedule 7.17.

Section 20. Continuing Effect of Agreement. This Amendment Agreement shall not constitute an amendment or waiver of any provision of the Agreement not expressly referred to herein and shall not be construed as an amendment, waiver or consent to any action on the part of either party hereto that would require an amendment, waiver or consent of such party except as expressly stated herein.

Section 21. Assignment. No party to this Amendment Agreement may assign any of its rights or obligations under this Amendment Agreement, including by sale of stock or by operation of Law in connection with a merger or sale of substantially all assets, without the prior written consent of the other party hereto; provided that no such assignment by Buyer or Ashland, as the case may be, shall relieve such assignor of any of its obligations hereunder.

Section 22. Parties in Interest. This Amendment Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Amendment Agreement, express or implied, is intended to confer upon any Person other than Buyer, Ashland or their successors or permitted assigns, any rights or remedies under or by reason of this Amendment.

Section 23. Governing Law. This Amendment Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, U.S.A., its rules of conflict of law notwithstanding.

Section 24. Counterparts. This Amendment Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Amendment Agreement by facsimile or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Amendment Agreement.

Section 25. Severability. The provisions of this Amendment Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Amendment Agreement, or the application thereof to any Person or any circumstances, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Amendment Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof in any other jurisdiction.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the parties have executed or caused this Amendment Agreement to be executed as of the date first written above.

NEXEO SOLUTIONS, LLC

By:_____

Name:_____

Title:_____

ASHLAND INC.

By:_____

Name: John W. Joy

Title: Vice President,
        Corporate Development

IN WITNESS WHEREOF, the parties have executed or caused this Amendment Agreement to be executed as of the date first written above.

NEXEO SOLUTIONS, LLC

By:_____

Michael B. Farnell, Jr.

Name:_____

Title: Vice President

ASHLAND INC.

By:_____

Name: John W. Joy

Title: Vice President,
         Corporate Development

[Signature Page to Amendment Agreement]

EXHIBIT 99.1

ASHLAND INC. AND CONSOLIDATED SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

The following unaudited condensed consolidated pro forma financial statements are based upon the historical financial statements of Ashland Inc. and its consolidated subsidiaries (Ashland), adjusted to reflect the disposition of Ashland Distribution, an unincorporated commercial unit of Ashland (Distribution). The following unaudited condensed consolidated pro forma financial statements of Ashland should be read in conjunction with the related notes and with the historical consolidated financial statements of Ashland and the related notes included in previous filings with the Securities and Exchange Commission. The unaudited condensed pro forma consolidated balance sheet reflects the disposition of Distribution as if it occurred on December 31, 2010 while the unaudited condensed pro forma statements of consolidated income give effect to the disposition as if it occurred on October 1, 2007. The pro forma adjustments, described in the related notes, are based on the best available information and certain assumptions that Ashland management believes are reasonable.

The unaudited condensed consolidated pro forma financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the disposition of Distribution closed on December 31, 2010 for the unaudited condensed pro forma consolidated balance sheet or on October 1, 2007 for the unaudited condensed pro forma statements of consolidated income. For example, these financial statements do not reflect any potential earnings or other impacts from the use of the proceeds from the disposition or cost reductions of previously allocated corporate costs and potential subsequent restructuring charges. Readers should not rely on the unaudited condensed consolidated pro forma financial statements as being indicative of the historical operating results that Ashland would have achieved or any future operating results or financial position that it will experience after the transaction closes.

Ashland Inc. and Consolidated Subsidiaries
Unaudited Condensed Pro Forma Consolidated Balance Sheet
December 31, 2010

(In millions except per share data)	Historical	(a) Distribution	Pro Forma
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$ 374	$ 972	$ 1,346
Accounts receivable	1,005	-	1,005
Inventories	497	-	497
Deferred income taxes	112	(10)	102
Held for sale	656	(656)	-
Other assets	61	-	61
	2,705	306	3,011
NONCURRENT ASSETS			
Auction rate securities	22	-	22
Goodwill	2,083	-	2,083
Intangibles	1,089	-	1,089
Asbestos insurance receivable (noncurrent portion)	452	-	452
Deferred income taxes	336	(46)	290
Held for sale	271	(263)	8
Other assets	623	-	623
	4,876	(309)	4,567
PROPERTY, PLANT AND EQUIPMENT			
Cost	3,003	-	3,003
Accumulated depreciation and amortization	(1,235)	-	(1,235)
	1,768	-	1,768
TOTAL ASSETS	$ 9,349	$ (3)	$ 9,346
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short-term debt	$ 77	$ -	$ 77
Current portion of long-term debt	39	-	39
Trade and other payables	640	-	640
Accrued expenses and other liabilities	404	102	506
Held for sale	274	(274)	-
	1,434	(172)	1,262
NONCURRENT LIABILITIES			
Long-term debt (noncurrent portion)	1,114	-	1,114
Employee benefit obligations	1,368	(100)	1,268
Asbestos litigation reserve (noncurrent portion)	826	-	826
Deferred income taxes	149	(20)	129
Other liabilities	581	-	581
	4,038	(120)	3,918
STOCKHOLDERS' EQUITY	3,877	289	4,166
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,349	$ (3)	$ 9,346

See Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements.

Ashland Inc. and Consolidated Subsidiaries

Unaudited Condensed Pro Forma Statement of Consolidated Income

Three Months Ended December 31, 2010

(In millions except share and per share data)		Historical		(b) Distribution		Pro Forma
Sales	$	1,433	$	-	$	1,433
Costs and expenses						
Cost of sales		1,040		-		1,040
Selling, general and administrative expense		286		-		286
Research and development expense		20		-		20
		1,346		-		1,346
Equity and other income		12				12
Operating income		99		-		99
Net interest and other financing expense		(27)		-		(27)
Net gain on acquisitions and divestitures		21		-		21
Income from continuing operations before income taxes		93		-		93
Income tax expense		31		-		31
Income from continuing operations	$	62	$	-	$	62
Earnings per share from continuing operations						
Basic	$	.79		-	$	.79
Diluted	$	.78		-	$	.78
Average common shares outstanding (in millions)						
Basic		79		-		79
Diluted		80		-		80

See Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements.

Ashland Inc. and Consolidated Subsidiaries
Unaudited Condensed Pro Forma Statement of Consolidated Income
Year Ended September 30, 2010

(In millions except share and per share data)		Historical		(c) Distribution		Pro Forma
Sales	$	9,012	$	(3,271)	$	5,741
Costs and expenses						
Cost of sales		7,012		(2,954)		4,058
Selling, general and administrative expense		1,399		(231)		1,168
Research and development expense		86		-		86
		8,497		(3,185)		5,312
Equity and other income		51		(3)		48
Operating income		566		(89)		477
Net interest and other financing expense		(197)		-		(197)
Net gain on acquisitions and divestitures		21		-		21
Other income		2		-		2
Income from continuing operations before income taxes		392		(89)		303
Income tax expense		91		(29)		62
Income from continuing operations	$	301	$	(60)	$	241
Earnings per share from continuing operations						
Basic	$	3.86		(0.76)	$	3.10
Diluted	$	3.79		(0.75)	$	3.04
Average common shares outstanding (in millions)						
Basic		78		-		78
Diluted		79		-		79

See Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements.

Ashland Inc. and Consolidated Subsidiaries
Unaudited Condensed Pro Forma Statement of Consolidated Income
Year Ended September 30, 2009

(In millions except share and per share data)		Historical		(c) Distribution		Pro Forma
Sales	$	8,106	$	(2,886)	$	5,220
Costs and expenses						
Cost of sales		6,317		(2,585)		3,732
Selling, general and administrative expense		1,341		(226)		1,115
Research and development expense		96		-		96
		7,754		(2,811)		4,943
Equity and other income		38		(4)		34
Operating income		390		(79)		311
Net interest and other financing expense		(205)		-		(205)
Net gain on acquisitions and divestitures		59		-		59
Other expense		(86)		-		(86)
Income from continuing operations before income taxes		158		(79)		79
Income tax expense		80		(28)		52
Income from continuing operations	$	78	$	(51)	$	27
Earnings per share from continuing operations						
Basic	$	1.08		(0.70)	$	.38
Diluted	$	1.07		(0.70)	$	.37
Average common shares outstanding (in millions)						
Basic		72		-		72
Diluted		73		-		73

See Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements.

Ashland Inc. and Consolidated Subsidiaries
Unaudited Condensed Pro Forma Statement of Consolidated Income
Year Ended September 30, 2008

(In millions except share and per share data)		Historical		(c) Distribution		Pro Forma
Sales	$	8,381	$	(4,205)	$	4,176
Costs and expenses						
Cost of sales		7,056		(3,865)		3,191
Selling, general and administrative expense		1,118		(258)		860
Research and development expense		48		-		48
		8,222		(4,123)		4,099
Equity and other income		54		(4)		50
Operating income		213		(86)		127
Net interest and other financing income		28		-		28
Net gain on acquisitions and divestitures		20		-		20
Income from continuing operations before income taxes		261		(86)		175
Income tax expense		86		(33)		53
Income from continuing operations	$	175	$	(53)	$	122
Earnings per share from continuing operations						
Basic	$	2.78		(0.83)	$	1.95
Diluted	$	2.76		(0.83)	$	1.93
Average common shares outstanding (in millions)						
Basic		63		-		63
Diluted		64		-		64

See Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements.

ASHLAND INC. AND CONSOLIDATED SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

(a) These adjustments reflect the disposition of Distribution for $930 million, plus estimated additional proceeds of $42 million for changes in specified balance sheet items (primarily working capital accounts) as compared to the amounts set forth in the agreement of purchase and sale dated November 5, 2010, the final amount of which will be determined subsequent to closing. The adjustments also reflect the accrual of estimated income taxes payable of $87 million and fees of $15 million related to the disposition, the retention of certain employee benefit and variable pay liabilities by Ashland, an estimated $3 million gain on the associated pension and postretirement welfare plan curtailment (which with the related remeasurement resulted in an estimated $100 million reduction in employee benefit obligations and a $65 million after-tax increase in stockholders equity), and the reversal of net deferred tax liabilities, resulting in a net estimated gain of $224 million as of December 31, 2010.

(b) The direct operating results of the Distribution business were presented in discontinued operations for the three months ended December 31, 2010 in accordance with U.S. GAAP in Ashland's first quarter Form 10-Q. As a result no pro forma adjustments were required.

(c) These adjustments eliminate the operating results of Distribution as if the transaction occurred on October 1, 2007. The direct operating results of Distribution are reported in discontinued operations. The amounts eliminated do not include allocations of corporate expenses included in Selling, General and Administrative Expense. These corporate expenses were $32 million, $26 million and $34 million for fiscal years ended September 30, 2010, 2009 and 2008, respectively. In accordance with U.S. GAAP, allocations of general corporate overhead may not be allocated to discontinued operations for financial statement presentation. For purposes of these unaudited pro forma combined condensed financial statements, estimated income tax rates of 32.2%, 35.6% and 38.9% have been used for fiscal years ended September 30, 2010, 2009 and 2008, respectively. The estimated income tax rates are based on applicable enacted statutory tax rates for the periods referenced above and reflect certain Ashland basis differences that will not result in taxable or deductible amounts in future years when the related financial reporting asset or liability will be recovered or settled.